EXHIBIT D


                                    AGREEMENT

     THIS AGREEMENT (the "Agreement") is made and entered into as of the 24th day of March, 1995, by and between R.C.W. Mauran ("Mr. Mauran"), A.J.R. Oosthuizen ("Mr. Oosthuizen"), and SoftNet Systems, Inc. ("SoftNet"), a New York corporation.

                                    RECITALS:

     A. Mr. Mauran and Mr. Oosthuizen collectively own or control __% of the outstanding common stock of Micrographic Technology Corporation, a California corporation ("MTC")

     B. SoftNet and MTC have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") of even date herewith.

     C. It is a condition of SoftNet's execution of the Merger Agreement that Mr. Mauran and Mr. Oosthuizen enter into this Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. All terms not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

     2. Vote Regarding the Merger. Mr. Mauran and Mr. Oosthuizen shall vote all of the shares of MTC over which they possess voting control in favor of the transactions contemplated by the Merger Agreement.

     3. Vote Regarding the Note and Debenture Amendments. Mr. Mauran shall vote in favor of the amendments to MTC's $1.8 million of outstanding 6% convertible debentures and $1.26 million of outstanding 11% notes contemplated in Section 9.13 and Exhibit 9.13 of the Merger Agreement.

     4. Indemnification of SoftNet. (a) Mr. Mauran and Mr. Oosthuizen agree, to indemnify and hold harmless SoftNet from and against any and all loss, damage, expense (including court costs, amounts paid in settlement, judgments, reasonable attorneys' fees or other expenses for investigating and defending), suit, action, claim, liability or obligation related to, caused by or arising from any misrepresentation, breach of warranty or failure to fulfill any covenant or agreement by MTC, Mr. Mauran or Mr. Oosthuizen in the Merger Agreement, together with interest at a floating interest rate equal all times to the rate of interest publicly announced from time to time by the First National Bank of Chicago as its corporate base rate from the date upon which loss, damage, expense, or liability was incurred to the date of payment (collectively "Indemnifiable Damages"). All claims for indemnification hereunder shall be asserted no later than two (2) years after the Closing Date. Notwithstanding anything herein to the contrary, SoftNet shall not be entitled to recover Indemnifiable Damages from Mr. Mauran or Mr. Oosthuizen in excess of 50% of (i) the value of the SoftNet common stock (valued at the closing trading price of SoftNet's common stock on the American Stock Exchange ("AMEX") on the day immediately preceding the Closing Date, as published in The Wall Street Journal, Midwest Edition) received by Mr. Mauran and Mr. Oosthuizen; (ii) Mr. Mauran's and Mr. Oosthuizen's interest in the Purchase Price Note (and any accrued interest thereon); and (iii) the cash delivered by softNet to Mr. Mauran and Mr. Oosthuizen on the Closing Date. Mr. Mauran and Mr. Oosthuizen represent and warrant that they directly own, in the aggregate, not less than 88% of the total issued and outstanding common stock of MTC and will retain such ownership through the Closing Date.

          (b) If any claim hereunder arises out of a claim against SoftNet by a third party (a "Third-Party Claim"), Mr. Mauran and Mr. Oosthuizen (the "Indemnifying Parties") shall have the right, at their own expense, to participate in or assume control of the defense of the Third-Party Claim, with counsel reasonably satisfactory to SoftNet, and to settle and compromise any such Third-Party Claim, provided, however, that such settlement or compromise shall be effected only with the consent of SoftNet, which consent shall not be unreasonably withheld. SoftNet shall have the right to employ counsel to represent it if, in SoftNet's reasonable judgment, it is advisable for SoftNet to be represented by separate counsel, and in that event the fees and expenses of such separate counsel shall be paid by SoftNet (notwithstanding the definition of Indemnifiable Damages). SoftNet shall have the right to control the defense of any Third-Party Claim if it notifies the Indemnifying Parties that it is assuming the defense of such claim and that the Indemnifying Parties are relieved of their obligations to SoftNet with respect to such third-Party Claim, whereupon the Indemnifying Parties shall be relieved of their obligations under this paragraph 4 with respect to such Third-Party Claim and any amounts ultimately determined to be due will not constitute Indemnifiable Damages. Except as provided in the preceding sentence, if the Indemnifying Parties do not elect to assume control or otherwise participate in the defense of any Third-Party Claim they shall be bound by the results obtained by SoftNet with respect to such Third-Party Claim. Each of the parties hereto agrees to render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any Third-Party Claim, provided SoftNet shall be reimbursed for any actual out-of-pocket expenses incurred by it in connection therewith at the request of the Indemnifying Parties. It is expressly agreed and understood that any defense by the Indemnifying Parties of any Third-Party Claims affecting or involving the business of MTC shall not be conducted in a manner which (i) materially adversely affects or impairs in any way the value of the business of MTC to SoftNet, (ii) materially affects adversely or materially impairs its business, or (iii) adversely affects or impairs the continued validity or good standing of the licenses.

     5. Right of Setoff Against the SoftNet Shares and Purchase Price Note. Mr. Mauran and Mr. Oosthuizen hereby grant to SoftNet the right to setoff the amount of Indemnifiable Damages against (a) the SoftNet common stock delivered to them pursuant to the Merger Agreement; and (b) their interests in the Purchase Price Note. SoftNet shall exercise its right of setoff proportionately against Mr. mauran and Mr. Oosthuizen and such setoff shall be in accordance with Section 7 hereof.

     6. Held Back Shares. As security for the agreement by the Indemnifying Parties to indemnify and hold SoftNet harmless as described herein, at the Closing SoftNet shall set aside and hold back fifty percent (50%) of the SoftNet Shares to be issued to Mr. Mauran and Mr. Oosthuizen pursuant to the Merger Agreement (the "Held Back Shares") until the second anniversary of the Closing Date. SoftNet may, at its option, set off against the Held Back Shares Indemnifiable Damages or other amounts for which the Indemnifying Parties may be liable to SoftNet pursuant to this Agreement. The following provisions shall govern any such set off:

          (i) SoftNet shall give written notice to the Indemnifying Parties of any matter as to which SoftNet is entitled to be indemnified, which notice shall set forth in detail all facts, documents, and other information relating to such matter as well as the amount of Indemnifiable Damages which SoftNet claims to have sustained by reason thereof. A setoff may be effected at any time after the later to occur of the expiration of twenty
     (20) business days from the date of such notice (the "Notice of Contest Period") or, if such claim is contested, the date the dispute is resolved.

          (ii) For purposes of this paragraph 6, the Held Back Shares shall be valued at the closing sale price per share of SoftNet Common Stock quoted on the AMEX on the Closing Date.

          (iii) If, prior to the expiration of a Notice of Contest Period, the Indemnifying Parties notify SoftNet in writing of an intention to dispute the claim and if such dispute is not resolved within thirty (30) days after the expiration of such period (the "Resolution Period"), then such dispute shall be resolved by a committee of three (3) arbitrators (one appointed by the Indemnifying Parties, one appointed by SoftNet and one appointed by the other two so appointed), all of whom shall be appointed within sixty (60) days after the expiration of th Resolution Period. The arbitrators shall abide by the rules of the American Arbitration Association, and their decision shall be made within forty-five (45) days following their appointment and shall be final and binding on all parties.

          (iv) Except with respect to Held Back Shares transferred pursuant to the foregoing right of setoff (and until the same are transferred), all Held Back Shares shall be deemed to be owned by the Indemnifying Parties. The Indemnifying Parties shall be entitled to vote and to receive all dividends declared on Held Back Shares.

          (v) The Indemnifying Parties agree that they shall be solely responsible for the payment of all federal, state and local income taxes on all income earned on the Held Back Shares. The Indemnifying Parties agree to pay all such taxes and to indemnify and hold SoftNet harmless from and against all such taxes, including any interest and penalties.

          (vi) SoftNet agrees to deliver to the Indemnifying Parties, no later than the second anniversary of the Closing Date, the Held Back Shares then held by it unless there then remains unresolved any claim for Indemnifiable Damages as to which notice has been given as provided in this Paragraph 6, in which event any Held Back Shares remaining on deposit after such claims shall have been satisfied shall be returned to the Indemnifying Parties promptly after the time of satisfaction.

          (vii) The remedies provided for in this paragraph 6 shall be in addition to and not in lieu of any other remedies available to SoftNet and/or Subsidiary under this Agreement.

     7. Priority of Setoff. SoftNet agrees that Indemnifiable Damages shall be setoff first against the Held Back Shares until all the Held Back Shares have been setoff, and then against Mr. Mauran's and Mr. Oosthuizen's interest in the Purchase Price Note. Notwithstanding anything herein to the contrary, Indemnifiable Damages shall be setoff against Mr. Mauran's and Mr. Oosthuizen's interest in the Purchase Price Note in lieu of a setoff against the Held Back Shares as may be required so that the value of SoftNet common stock delivered to the MTC shareholders pursuant to the Merger Agreement shall not constitute less than 50% of the Aggregate Merger Consideration delivered to the MTC shareholders.

     8. Restriction on Transfer. Mr. Mauran and Mr. Oosthuizen shall not dispose of their shares of SoftNet Common stock received pursuant to the Merger Agreement prior to the second anniversary of the Closing Date.

     9. Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement.

     10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to contracts made and to be performed therein.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                   SOFTNET SYSTEMS, INC.


                                   By /s/ John Jellinek
                                   Its President


                                   /s/ Adrian J.R. Oosthuizen
                                   R.C.W. Mauran


                                   /s/ Adrian J.R. Oosthuizen
                                   A.J.R. Oosthuizen